SECURITIES AND EXCHANGE COMMISSION

Washington DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 AND 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For 21 February 2017

InterContinental Hotels Group PLC
(Registrant's name)

Broadwater Park, Denham, Buckinghamshire, UB9 5HJ, United Kingdom
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

EXHIBIT INDEX

99.1 Final Results

Exhibit No: 99.1

InterContinental Hotels Group PLC
Preliminary Results for the year to 31 December 2016
Financial summary1	Reported			Underlying2
	2016	2015	% Change	2016	2015	% Change
Revenue	$1,715m	$1,803m	-4.9%	$1,582m	$1,513m	4.6%
Fee Revenue3	$1,380m	$1,349m	2.3%	$1,409m	$1,349m	4.4%
Operating profit	$707m	$680m	4.0%	$702m	$641m	9.5%
Adjusted EPS	203.3¢	174.9¢	16.2%	203.1¢	165.0¢	23.1%
Basic EPS4	195.3¢	520.0¢	(62.4%)
Total dividend per share	94.0¢	85.0¢	11%
Net debt	$1,506m	$529m
1All figures before exceptional items unless otherwise noted.  2Excluding owned asset disposals, managed leases and significant liquidated damages at constant FY15 exchange rates (CER).  Underlying adjusted EPS based on underlying EBIT, effective tax rate, and reported interest at actual exchange rates.  3Group revenue excluding owned & leased hotels, managed leases and significant liquidated damages.  4After exceptional items.

Richard Solomons, Chief Executive of InterContinental Hotels Group PLC, said:
"Our results clearly demonstrate our strong operational performance and the success of IHG's long-term strategy, which have delivered a 9.5% increase in underlying profit and a 23% increase in underlying EPS.  Our cash generative business model underpins our decision to announce a $400 million special dividend and to propose an 11% increase in the total dividend for the year.
We continued our focus on enhancing the long-term sustainability of our competitive advantage by evolving our brand portfolio and by driving innovation in our digital and loyalty offer.  We rolled out new formats across our Holiday Inn Brand Family which deliver significant uplifts in guest satisfaction and improved returns for owners, built momentum for our HUALUXE and EVEN Hotels brands, and took Kimpton Hotels & Restaurants and Hotel Indigo into new markets. We also strengthened our loyalty proposition through initiatives including 'Your Rate' helping to drive a 16% increase in member enrolments.
The fundamentals for the hospitality industry remain compelling. Despite the uncertain environment in some markets, we remain confident in the outlook for the year ahead, as well as our ability to deliver sustainable growth into the future."

Financial Highlights
●            Strong underlying revenue growth driven by both RevPAR and rooms
-     Global comparable RevPAR up 1.8% (Q4: 1.7%), led by rate up 1.2%, and record occupancy levels.
-     Net room growth of 3.1%, including 8.8% in Greater China. 40k room openings, ~90% in our priority markets.
-     $24.5bn total gross revenue from hotels in IHG's system (up 2% year-on-year; 4% CER).
●            High quality business model, continuing margin growth and low capital intensity drives operating cash flows
-     > 95% profit from the fee business; ~85% of fee revenue linked directly to hotel revenues.
-     Group fee margin of 48.8%, up 3.3%pts (2.5%pts CER); strong progression through efficiency improvements.
-     Net capital expenditure of $185m (gross $241m). Focused investments in brands and new Guest Reservation System, in which we will invest a further ~$90m in 2017 within existing capex guidance of up to $350m gross.
●          Commitment to efficient balance sheet and driving shareholder returns
-     $400m will be returned to shareholders via a special dividend with share consolidation, to be paid in Q2 2017.
-     Total returns since 2003 of $12.8bn, nearly $5bn of which is from underlying operations.
-     Year-end net debt:EBITDA of 1.9x, or 2.4x on a proforma basis assuming payment of the special dividend.
-     Proposed 11% increase in total dividend to 94.0¢ reflects confidence in our long-term sustainable future growth.

Strategic progress to enhance our long term competitive advantage
●            Strengthening our preferred brands
-     Expanded our luxury footprint and InterContinental Hotels & Resorts' position as the largest luxury hotel brand with eight openings globally, including five in Greater China, and our highest room signings since 2008.
-     Strengthened our boutique portfolio, with six Kimpton openings including our first outside the US in Grand Cayman, three EVEN Hotels openings including two in New York and our first franchise, and opened our 75th Hotel Indigo.
-     Progressed the next phase of the Crowne Plaza refresh, announced in June, to accelerate growth in the Americas supported by $200m investment over 3 years (~$100m system funded, ~$100m within existing capex guidance).
-     Continued to roll out leading edge guest experiences for Holiday Inn Brand Family hotels; new public space designs now in 225 Holiday Inn Express hotels across US and Europe. New room designs driving guest satisfaction uplifts.
-     Signed 20 Holiday Inn Express hotels in Greater China in 8 months, under our new tailored franchising model, taking the total signed for the brand in the region to 47 hotels.

●           Growing through targeted hotel distribution
-     Signed 76k rooms into the pipeline, representing over 500 new hotels, the highest number of deals signed since 2008, demonstrating owner confidence in our brands.
-     230k pipeline rooms, up 8%; ~ 45% under construction and ~90% in our ten priority markets.

●          Driving revenue delivery through technology and loyalty
-    Industry-leading cloud-based Guest Reservation System remains on track to begin roll-out in 2017.
-    Digital revenue of $4.3bn, up ~$0.3bn year-on-year, with mobile delivering over 50% of digital traffic and $1.6bn of gross revenues globally, and ~60% of direct bookings in Greater China.
-    Enhanced IHG Rewards Club with the launch of Your Rate, our preferential member pricing initiative, which has helped to increase loyalty contribution by 2%pts and driven enrolments up 16% year-on-year.

Americas - Rate led US RevPAR increase driving strong profit growth
Comparable RevPAR increased 2.1% (Q4: up 1.5%), driven by 2.0% rate growth. US RevPAR was up 1.8%, led by Holiday Inn up 2.5% and Kimpton up 2.9%. Fourth quarter US RevPAR growth of 1.3% continued to be impacted by our concentration in oil producing markets, where RevPAR was down 6.1%; the remainder of the estate grew 2.2%.
Reported revenue increased 4% (up 5% at CER) and profit increased 6% (up 7% at CER).
On an underlying1 basis, revenue was up almost 6% and operating profit up almost 8%.  Franchise profit increased 5%, driven by RevPAR up 1.9% and rooms growth of 2.0%, which more than funded additional investment in development resources. Managed profit includes an unusually high number of small liquidated damages receipts ($4m total in H2). This was offset by $8m related to our 20% interest in InterContinental New York Barclay and the ongoing impact of new supply on RevPAR growth in New York. We expect a high level of new supply to continue to impact trading in New York in 2017, and that we will continue to incur costs relating to the joint venture as the hotel ramps up post repositioning, although these will largely be offset by related management fees.  Regional overheads declined by $11m on an underlying basis due to a $10m year-on-year decrease in US healthcare costs.
Opened 24k rooms (188 hotels), our highest level of openings in 5 years, with more than half driven by our Holiday Inn Brand Family.  Our continued focus on maintaining a high-quality estate meant that we removed 15k rooms (103 hotels).  We signed 37k rooms (332 hotels), including 9k rooms (93 hotels) for our extended stay brands, and 2k rooms (19 hotels) across our boutique brands, including a Kimpton in Grenada, our first entry into the country.

Europe - Market outperformance in priority markets and highest rooms signings for 9 years
Comparable RevPAR increased 1.7% (Q4: up 3.1%), driven by rate up 1.4%. UK RevPAR increased 2.6%, led by a robust fourth quarter (up 4.6%) which was boosted by a strong end to the year for tourist arrivals and leisure travel generally. In Germany, RevPAR growth of 6.8% benefitted from a favourable trade fair calendar.  Across the rest of Europe, RevPAR declined by 0.5%, impacted by challenging trading conditions in France, Turkey and Belgium.
Reported revenue declined 14% (10% at CER) and reported operating profit was down 4% (flat at CER), both impacted by the sale of InterContinental Paris - Le Grand in 2015.
On an underlying1 basis, revenue was up 1% and operating profit was flat.  Franchise profit grew 8%, driven by RevPAR up 2.0% and rooms growth of 2.8%.  Managed profit declined by 22% due to difficult trading conditions for our hotels in Paris and the impact of three hotels in key cities as reported in our interim results.
Opened 4k rooms (24 hotels) including the 706 room Holiday Inn Kensington London.  We signed almost 10k rooms (60 hotels) into our system, our highest rooms signings since 2007.  This included a record 17 properties in Germany, a third consecutive record year for the country, where we now have more than 100 properties open or in the pipeline.

AMEA - Solid trading offset by oil markets
Comparable RevPAR decreased 0.2% (Q4: flat), with rate declines offset by occupancy gains.  Performance outside the Middle East continued to be strong with 3.7% RevPAR growth overall. We continued to outperform the market in India, delivering RevPAR growth of 14.1%, driven by strong corporate business and inbound tourism.  South East Asia (+2.0%), Australia (+2.9%), and Japan (+3.6%) saw good trading, the last against tough comparables.  The Middle East continued to be impacted by declining oil prices, ending the year down 7.0%.
Total RevPAR was down 2.0% for the year (Q4: down 2.1%) impacted by the proportion of hotel openings in developing markets (2016: ~60%) where RevPARs are significantly lower than developed markets.  We expect the proportion of hotels in developing markets to continue to grow (~65% pipeline vs ~45% system) as we execute our strategy to grow rapidly in markets where the long term demand drivers are favourable and where we see the largest opportunities for growth.  This, combined with a number of other individually small items, means we expect managed profit in 2017 to be broadly in line with 2016.
Reported revenues declined 2% (down 3% at CER) with profit down 5% on both an actual and constant currency basis.
On an underlying1 basis, revenue was down 4% and operating profit decreased 4%.  Managed profit increased 8%, excluding the $7m reduction flagged at the half year results relating to three long-standing contracts being renewed onto standard market terms and one equity stake disposal.
We opened 4k rooms (17 hotels) including two hotels in Singapore, our first Hotel Indigo and a 451-room Holiday Inn Express, our largest for the brand in the region.  Openings also included our first Holiday Inn Express in Australia, the first of a larger portfolio development across Australasia.  We signed 11k rooms (42 hotels), and entered into an agreement to develop a portfolio of EVEN Hotels in Australia and New Zealand.

__________________________
1 Excluding owned asset disposals, managed leases and significant liquidated damages at constant FY15 exchange rates (CER).

Greater China - Market outperformance and rooms growth drive strong fee revenue increase
Comparable RevPAR increased by 2.2%, with growth of 3.9% in mainland China offset by declines in Hong Kong and Macau. Fourth quarter RevPAR grew by 3.2% benefitting from 2.8% growth in Hong Kong, the first positive quarter there since late 2014. Full year growth was particularly strong in mainland tier 1 cities, up 6.3%, driven by strong corporate demand, with the rest of the mainland up 2.2%. As we continued to increase our penetration in less developed cities, full year total RevPAR declined 3.1%.
Reported revenue and operating profit declined by 43% (41% at CER) and 36% (33% at CER) respectively, both affected by the disposal of InterContinental Hong Kong in 2015.
Underlying1 revenue was up 13% driven by trading outperformance in key cities and nearly 9% net system growth. Underlying1 operating profit increased 15%, with ongoing investment in growth initiatives more than offset by scale efficiencies and strategic cost management.
Opened 8k rooms (29 hotels). We opened five InterContinental Hotels & Resorts properties including our third in Beijing and our fifth in Shanghai, now the most in any city globally. We also opened our fourth HUALUXE hotel. Signed 19k rooms (82 hotels), including 20 franchised Holiday Inn Express hotels since launching the new China franchise model in May.

Highly cash generative business with disciplined approach to cost control and capital allocation
●            Fee margin growth through strategic cost management
-     Continued focus on strategic cost management. Reported central overheads declined $23m, or $12m on a constant currency basis, benefitting from a $9m increase in central revenues and efficiency improvements.
-     Group fee margin of 48.8%, increased 3.3%pts (2.5%pts CER).  In 2017, we will leverage scale and control costs to drive fee margin progression, but at a slower rate than 2016 after 560pts of margin expansion in the last 3 years.
●            Strong free cash flow generation fuelling investment
-     Free cash flow of $646m, up 39% year on year (2015: $466m), including a $95m cash receipt on behalf of the system fund from the renegotiation of long term partnership agreements.
-     $241m gross capital expenditure in 2016 (2015: $264m) comprised of: $96m maintenance capex and key money; $40m recyclable investments; and $105m system funded capital investments, offset by $25m proceeds from asset recycling and $31m system fund depreciation received via working capital, resulting in $185m of net capex.
-     Gross capex guidance unchanged at up to $350m per annum into the medium term.
●            Efficient balance sheet provides flexibility
-     Financial position remains robust, with an on-going commitment to an investment grade credit rating by maintaining our net debt:EBITDA ratio at 2.0x to 2.5x.
-     Issued a £350m, 10-year bond in August 2016, at a 2.125% coupon rate, the lowest funding rate IHG has achieved in the Sterling bond market.
-     Year-end net debt of $1,506m (including $227m finance lease on InterContinental Boston), up $977m on 2015 due to the $1.5bn special dividend paid in May 2016.  Closing net debt is $205m lower due to the impact of exchange rates.
●           Shareholder returns demonstrating confidence in future growth prospects
-     Proposed 11% increase in the final dividend to 64.0¢, taking the total dividend for the year up 11% to 94.0¢, reflecting our confident outlook on our ability to continue delivering sustainable growth into the future.
-     Proposed $400m special dividend with share consolidation, equating to 202.5¢ per share.

Foreign exchange - volatile currency markets impact reported revenues and profit
Cost benefits from the devaluation of sterling against the dollar were broadly offset by revenue impacts of the strong dollar against a number of currencies, reducing reported profit by $1m.
If the closing December 2016 exchange rates had existed through the first half of 2016, reported operating profit for that period would have reduced by $1m.
A full breakdown of constant currency vs. actual currency RevPAR by region is set out in Appendix 2.

Interest, tax and exceptional items
Interest: Net financial expenses remained flat at $87m principally due to the devaluation of sterling against the dollar offsetting interest related to the £350m bond raised in August 2016. Annualised bond interest costs will reduce in 2017 following the expiry of the £250m, 6.0% coupon rate bond in December 2016.

Tax: Effective rate for 2016 was 30% (2015: 30%).  2017 tax rate expected to be low 30s.
Exceptional operating items:  Exceptional operating items of $29m include $13m related to the Kimpton integration and $16m of impairment charges related to the Barclay associate which owns InterContinental New York Barclay.

_____________
1 Excluding owned asset disposals, managed leases and significant liquidated damages at constant FY15 exchange rates (CER).

Appendix 1: RevPAR Movement Summary
	Full Year 2016			Q4 2016
	RevPAR	Rate	Occ.	RevPAR	Rate	Occ.
Group	1.8%	1.2%	0.4pts	1.7%	1.0%	0.5pts
Americas	2.1%	2.0%	0.1pts	1.5%	1.6%	(0.1)pts
Europe	1.7%	1.4%	0.2pts	3.1%	1.1%	1.4pts
AMEA	(0.2)%	(0.8)%	0.5pts	0.0%	(0.4)%	0.3pts
G. China	2.2%	(2.2)%	2.7pts	3.2%	(0.7)%	2.5pts

Appendix 2: Comparable RevPAR movement at constant exchange rates (CER) vs. actual exchange rates (AER)
	Full Year 2016			Q4 2016
	CER	AER	Difference	CER	AER	Difference
Group	1.8%	0.0%	1.8pts	1.7%	(0.6)%	2.3pts
Americas	2.1%	1.4%	0.7pts	1.5%	0.9%	0.6pts
Europe	1.7%	(4.4)%	6.1pts	3.1%	(6.6)%	9.7pts
AMEA	(0.2)%	0.0%	(0.2)pts	0.0%	0.6%	(0.6)pts
G. China	2.2%	(2.4)%	4.6pts	3.2%	(2.1)%	5.3pts

Appendix 3: Full Year System & Pipeline Summary (rooms)
	System					Pipeline
	Openings	Removals	Net	Total	YoY%	Signings	Total
Group	40,134	(17,367)	22,767	767,135	3.1%	75,812	230,076
Americas	23,535	(15,117)	8,418	487,993	1.8%	37,038	102,451
Europe	4,188	(830)	3,358	110,069	3.1%	9,554	23,954
AMEA	4,473	(995)	3,478	76,051	4.8%	10,551	39,643
G. China	7,938	(425)	7,513	93,022	8.8%	18,669	64,028

Appendix 4: Full Year financial headlines
Operating Profit $m	Total		Americas		Europe		AMEA		G. China		Central
	2016	2015	2016	2015	2016	2015	2016	2015	2016	2015	2016	2015
Franchised	693	669	600	575	78	77	12	12	3	5	-	-
Managed	239	241	64	64	22	28	89	90	64	59	-	-
Owned & leased	26	57	24	24	-	1	2	3	-	29	-	-
Regional overheads	(123)	(136)	(55)	(66)	(25)	(28)	(21)	(19)	(22)	(23)	-	-
Profit pre central overheads	835	831	633	597	75	78	82	86	45	70	-	-
Central overheads	(128)	(151)	-	-	-	-	-	-	-	-	(128)	(151)
Operating profit before exceptional items	707	680	633	597	75	78	82	86	45	70	(128)	(151)
Exceptional items	(29)	819	(29)	(41)	-	175	-	(2)	-	698	-	(11)
Total operating profit	678	1,499	604	556	75	253	82	84	45	768	(128)	(162)

  Appendix 5: Reported operating profit movement before exceptional items at actual and constant exchange rates
	Total***		Americas		Europe		AMEA		G. China
Reported	Actual*	CER**	Actual*	CER**	Actual*	CER**	Actual*	CER**	Actual*	CER**
Growth/ (decline)	4%	4%	6%	7%	(4)%	0%	(5)%	(5)%	(36)%	(33)%

  Appendix 6: Underlying operating profit movement before exceptional items
Underlying****	Total***	Americas	Europe	AMEA	G. China
Growth/ (decline)	10%	8%	0%	(4)%	15%

Exchange rates:	GBP:USD	EUR:USD	* US dollar actual currency
2016	0.74	0.90	** Translated at constant 2015 exchange rates
2015	0.65	0.90	*** After central overheads
			**** At CER and excluding: owned asset disposals, results from managed lease hotels and significant liquidated damages (see below for definitions)

Appendix 7: Definitions
CER: constant exchange rates with 2015 exchange rates applied to 2016.
Comparable RevPAR: Revenue per available room for hotels that have traded for all of 2015 and 2016, reported at CER.
Fee revenue: Group revenue excluding owned & leased hotels, managed leases and significant liquidated damages.
Fee margin: adjusted for owned and leased hotels, managed leases, and significant liquidated damages.
Managed lease hotels: properties structured for legal reasons as operating leases but with the same characteristics as management contracts
Americas: Revenue 2016 $34m; 2015 $38m; EBIT 2016 $nil, 2015 $nil. Europe:  Revenue 2016 $77m; 2015 $75m; EBIT 2016 $2m, 2015 $1m. AMEA: Revenue 2016 $51m; 2015 $46m; EBIT 2016 $5m, 2015 $5m.
Owned asset disposals: InterContinental Hong Kong was sold on 30 September 2015 (2016: $nil revenue and $nil EBIT, 2015: $98m revenue and $29m EBIT), InterContinental Paris - Le Grand was sold on 20 May 2015 (2016: $nil revenue and $nil EBIT, 2015: $30m revenue and $1m EBIT).
Significant liquidated damages: $nil in 2016, $3m in 2015 ($3m Americas managed in Q2).
Total gross revenue: total rooms revenue from franchised hotels and total hotel revenue from managed, owned and leased hotels. Other than owned and leased hotels, it is not revenue attributable to IHG, as it is derived mainly from hotels owned by third parties.
Total RevPAR: Revenue per available room including hotels that have opened or exited in either 2015 or 2016, reported at CER.

Appendix 8: Investor information for proposed 2016 final dividend
Ex-dividend date:	4 May 2017	Record date:	5 May 2017	Payment date:	22 May 2017
Dividend payment:
ADRs: 64.0 cents per ADR; The corresponding amount in Pence Sterling per ordinary share will be announced on 11 May 2017, calculated based on the average of the market exchange rates for the three days commencing 8 May 2017.

Appendix 9: Investor information for proposed special dividend
Ex-dividend date:	8 May 2017	Record date:	5 May 2017	Payment date:	22 May 2017
Dividend payment:
ADRs:202.5 cents per ADR.  The corresponding amount in Pence Sterling per ordinary share will be announced on 11 May 2017, calculated based on the average of the market exchange rates for the three days commencing 8 May 2017.

For further information, please contact:
Investor Relations (Heather Wood; Adam Smith; Neeral Morzaria):	+44 (0)1895 512 176	+44 (0)7808 098 724
Media Relations (Yasmin Diamond; Zoë Bird):	+44 (0)1895 512 008	+44 (0)7736 746 167

Presentation for Analysts and Shareholders:
A presentation with Richard Solomons, Chief Executive Officer and Paul Edgecliffe-Johnson, Chief Financial Officer will commence at 9:30am London time on 21 February at Goldman Sachs, Rivercourt, 120 Fleet Street, London, EC4A 2BE.  There will be an opportunity to ask questions.  The presentation will conclude at approximately 10:30am.
There will be a live audio webcast of the results presentation on the web address www.ihgplc.com/prelimswebcast.   The archived webcast of the presentation is expected to be on this website later on the day of the results and will remain on it for the foreseeable future.  There will also be a live dial-in facility:

UK toll: UK toll free: US toll: Passcode:	+44 (0)20 7108 6248 0800 279 3953 +1 210 795 1098 IHG Investor
A replay of the conference call will also be available following the event - details are below.
Replay: Pin:	+1 866 358 4517 2021

US conference call and Q&A:
There will also be a conference call, primarily for US investors and analysts, at 9:00am New York Time on 21 February with Richard Solomons, Chief Executive Officer and Paul Edgecliffe-Johnson, Chief Financial Officer. There will be an opportunity to ask questions.

UK toll: US toll: US toll free: Passcode:	+44 (0)20 7108 6248 +1 210 795 1098 +1 866 803 2143 IHG Investor
A replay of the conference call will also be available following the event - details are below.
Replay: Pin:	+1 800 839 1335 0228
Website: The full release and supplementary data will be available on our website from 7:00am (London time) on 21 February. The web address is www.ihgplc.com/prelims17.

Notes to Editors:

IHG® (InterContinental Hotels Group) [LON:IHG, NYSE:IHG (ADRs)] is a global organisation with a broad portfolio of hotel brands, including InterContinental® Hotels & Resorts, Kimpton® Hotels & Restaurants, Hotel Indigo®, EVEN® Hotels, HUALUXE® Hotels and Resorts, Crowne Plaza® Hotels & Resorts, Holiday Inn® Hotels & Resorts, Holiday Inn Express®, Staybridge Suites® and Candlewood Suites®.

IHG franchises, leases, manages or owns nearly 5,200 hotels and 770,000 guest rooms in almost 100 countries, with nearly 1,500 hotels in its development pipeline. IHG also manages IHG® Rewards Club, the world's first and largest hotel loyalty programme, with more than 100 million enrolled members worldwide.

InterContinental Hotels Group PLC is the Group's holding company and is incorporated in Great Britain and registered in England and Wales. More than 350,000 people work across IHG's hotels and corporate offices globally.

Visit www.ihg.com for hotel information and reservations and www.ihgrewardsclub.com for more on IHG Rewards Club. For our latest news, visit: www.ihgplc.com/media and follow us on social media at: www.twitter.com/ihg, www.facebook.com/ihg and www.youtube.com/ihgplc.

Cautionary note regarding forward-looking statements:
This announcement contains certain forward-looking statements as defined under United States law (Section 21E of the Securities Exchange Act of 1934) and otherwise.  These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts.  Forward-looking statements often use words such as 'anticipate', 'target', 'expect', 'estimate', 'intend', 'plan', 'goal', 'believe' or other words of similar meaning.  These statements are based on assumptions and assessments made by InterContinental Hotels Group PLC's management in light of their experience and their perception of historical trends, current conditions, expected future developments and other factors they believe to be appropriate.  By their nature, forward-looking statements are inherently predictive, speculative and involve risk and uncertainty.  There are a number of factors that could cause actual results and developments to differ materially from those expressed in or implied by, such forward-looking statements.  The main factors that could affect the business and the financial results are described in the 'Risk Factors' section in the current InterContinental Hotels Group PLC's Annual report and Form 20-F filed with the United States Securities and Exchange Commission.

This Business Review provides a commentary on the performance of InterContinental Hotels Group PLC
(the Group or IHG) for the financial year ended 31 December 2016.

GROUP PERFORMANCE
	12 months ended 31 December
Group results	2016	2015	%
	$m	$m	change
Revenue
Americas	993	955	4.0
Europe	227	265	(14.3)
AMEA	237	241	(1.7)
Greater China	117	207	(43.5)
Central	141	135	4.4
	____	____	___
	1,715	1,803	(4.9)
	____	____	___
Operating profit before exceptional items
Americas	633	597	6.0
Europe	75	78	(3.8)
AMEA	82	86	(4.7)
Greater China	45	70	(35.7)
Central	(128)	(151)	15.2
	____	____	___
	707	680	4.0
Exceptional operating items	(29)	819	(103.5)
	___	___	___
Operating profit	678	1,499	(54.8)
Net financial expenses	(87)	(87)	-
	___	___	___
Profit before tax	591	1,412	(58.1)
	___	___	___
Earnings per ordinary share
Basic	195.3¢	520.0¢	(62.4)
Adjusted	203.3¢	174.9¢	16.2

Average US dollar to sterling exchange rate	$1 : £0.74	$1 : £0.65	13.8

During the year ended 31 December 2016, revenue decreased by $88m (4.9%) to $1,715m primarily as a result of the sale of InterContinental Paris - Le Grand and InterContinental Hong Kong. Operating profit and profit before tax both decreased by $821m to $678m and $591m, primarily due to the gain on sale of InterContinental Paris - Le Grand and InterContinental Hong Kong during the year ended 31 December 2015. Operating profit before exceptional items increased by $27m (4.0%) to $707m.

Underlyinga Group revenue and underlyinga Group operating profit increased by $69m (4.6%) and $61m (9.5%) respectively.

Comparable Group RevPAR increased by 1.8% (including an increase in average daily rate of 1.2%). IHG System size increased by 3.1% to 767,135 rooms, whilst underlying Group fee revenueb increased by 2.3% (4.4% at constant currency).

At constant currency, the net central operating loss before exceptional items decreased by $12m (7.9%) to $139m compared to 2015 (but at actual currency decreased by $23m (15.2%) to $128m).

Group fee margin was 48.8%, up 3.3 percentage points (up 2.5 percentage points at constant currency) on 2015, after adjusting for owned and leased hotels, managed leases, and significant liquidated damages. Group fee margin benefited from efficiency improvements and by leveraging our global scale.

Basic earnings per ordinary share decreased by 62.4% to 195.3¢, whilst adjusted earnings per ordinary share increased by 16.2% to 203.3¢, reflecting the increase in operating profit before exceptional items and the impact of the share consolidation in May 2016.

a Underlying excludes the impact of owned asset disposals, significant liquidated damages and the results from managed-lease hotels, translated at constant currency by applying prior-year exchange rates. Underlying operating profit growth also excludes the impact of exceptional items.
b Underlying fee revenue is defined as Group revenue excluding revenue from owned and leased hotels, managed leases and significant liquidated damages.

	12 months ended 31 December
	2016	2015	%
Global total gross revenue	$bn	$bn	change

InterContinental	4.6	4.5	2.2
Kimpton	1.1	1.1	-
Crowne Plaza	4.1	4.2	(2.4)
Hotel Indigo	0.4	0.3	33.3
Holiday Inn	6.2	6.2	-
Holiday Inn Express	6.3	6.1	3.3
Staybridge Suites	0.8	0.8	-
Candlewood Suites	0.7	0.7	-
Other brands	0.3	0.1	200.0
	____	____	____
Total	24.5	24.0	2.1
	____	____	____

	Hotels		Rooms
Global hotel and room count at 31 December	2016	Change over 2015	2016	Change over 2015

Analysed by brand
InterContinental	187	3	63,650	1,610
Kimpton	61	-	11,238	262
HUALUXE	4	1	1,096	298
Crowne Plaza	408	2	113,803	519
Hotel Indigo	75	10	8,905	1,241
EVEN Hotels	6	3	1,010	564
Holiday Inn1	1,241	15	231,756	3,656
Holiday Inn Express	2,497	72	247,009	10,603
Staybridge Suites	236	16	25,610	1,646
Candlewood Suites	362	21	34,192	1,864
Other	97	(1)	28,866	504
	____	____	______	_____
Total	5,174	142	767,135	22,767
	____	____	______	_____
Analysed by ownership type
Franchised	4,321	102	542,650	11,902
Managed	845	39	222,073	10,670
Owned and leased	8	1	2,412	195
	____	____	______	_____
Total	5,174	142	767,135	22,767
	____	____	______	_____

1Includes 46 Holiday Inn Resort properties (11,652 rooms) and 26 Holiday Inn Club Vacations properties
(7,601 rooms) (2015: 47 Holiday Inn Resort properties (11,518 rooms) and 16 Holiday Inn Club Vacations properties (5,231 rooms)).

	Hotels		Rooms
Global pipeline at 31 December	2016	Change over 2015	2016	Change over 2015

Analysed by brand
InterContinental	62	10	17,480	1,804
Kimpton	18	-	3,098	(268)
HUALUXE	22	1	6,956	324
Crowne Plaza	90	6	24,536	1,355
Hotel Indigo	75	12	10,593	1,385
EVEN Hotels	6	(2)	780	(482)
Holiday Inn1	261	5	52,678	474
Holiday Inn Express	676	74	83,882	8,277
Staybridge Suites	140	26	15,321	2,680
Candlewood Suites	108	10	9,604	884
Other	12	(2)	5,148	(273)
	____	____	______	_____
Total	1,470	140	230,076	16,160
	____	____	______	_____
Analysed by ownership type
Franchised	1,039	134	117,694	15,525
Managed	431	7	112,382	837
Owned and Leased	-	(1)	-	(202)
	____	____	______	_____
Total	1,470	140	230,076	16,160
	____	____	______	_____

1 Includes 14 Holiday Inn Resort properties (3,531 rooms) (2015: 14 Holiday Inn Resort properties (3,548 rooms)).

THE AMERICAS
	12 months ended 31 December
	2016	2015	%
Americas results	$m	$m	change

Revenue
Franchised	685	661	3.6
Managed	172	166	3.6
Owned and leased	136	128	6.3
	____	____	____
Total	993	955	4.0
	____	____	____
Operating profit before exceptional items
Franchised	600	575	4.3
Managed	64	64	-
Owned and leased	24	24	-
	____	____	____
	688	663	3.8
Regional overheads	(55)	(66)	16.7
	____	____	____
	633	597	6.0
Exceptional items	(29)	(41)	29.3
	____	____	____
Operating profit	604	556	8.6
	____	____	____

Americas Comparable RevPAR movement on previous year	12 months ended 31 December 2016

Franchised
Crowne Plaza	1.5%
Holiday Inn	2.6%
Holiday Inn Express	1.7%
All brands	1.9%
Managed
InterContinental	2.7%
Kimpton	2.9%
Crowne Plaza	5.7%
Holiday Inn	4.9%
Staybridge Suites	5.3%
Candlewood Suites	1.2%
All brands	3.2%
Owned and leased
EVEN Hotels	15.5%
All brands	4.0%

Americas results

Franchised revenue and operating profit increased by $24m (3.6%) to $685m and by $25m (4.3%) to $600m respectively. Royaltiesa growth of 2.4% was driven by comparable RevPAR growth of 1.9%, including 2.6% for Holiday Inn and 1.7% for Holiday Inn Express, together with 2.0% rooms growth. On a constant currency basis, revenue and operating profit increased by $29m (4.4%) to $690m and by $30m (5.2%) to $605m respectively.

Managed revenue increased by $6m (3.6%) to $172m, whilst operating profit stayed flat at $64m due to costs relating to our 20% interest in InterContinental New York Barclay and the ongoing impact of new supply on RevPAR growth in New York. Revenue and operating profit included $34m (2015: $38m) and $nil (2015: $nil) respectively from one managed-lease property. Excluding results from this managed-lease hotel, the benefit of significant liquidated damages receipts (2016: $nil; 2015: $3m) and on a constant currency basis, revenue increased by $16m (12.8%) and operating profit increased by $5m (8.2%) respectively.

Owned and leased revenue increased by $8m (6.3%) to $136m, whilst operating profit stayed flat at $24m.

Regional overheads decreased by $11m (16.7%) to $55m due to a $10m year-on-year decrease in US healthcare costs.

a Royalties are fees, based on rooms revenue, that a franchisee pays to the brand owner for use of the brand name.

	Hotels		Rooms
Americas hotel and room count at 31 December	2016	Change over 2015	2016	Change over 2015

Analysed by brand
InterContinental	48	(2)	16,408	(701)
Kimpton	61	-	11,238	262
Crowne Plaza	164	(8)	44,116	(2,200)
Hotel Indigo	46	6	5,932	861
EVEN Hotels	6	3	1,010	564
Holiday Inn1	774	2	136,744	749
Holiday Inn Express	2,154	48	192,371	5,399
Staybridge Suites	226	15	24,185	1,523
Candlewood Suites	362	21	34,192	1,864
Other	84	-	21,797	97
	____	____	______	_____
Total	3,925	85	487,993	8,418
	____	____	______	_____
Analysed by ownership type
Franchised	3,633	85	430,866	8,636
Managed	286	(1)	55,302	(413)
Owned and leased	6	1	1,825	195
	____	____	______	_____
Total	3,925	85	487,993	8,418
	____	____	______	_____

1 Includes 25 Holiday Inn Resort properties (6,791 rooms) and 26 Holiday Inn Club Vacations properties
(7,601 rooms) (2015: 23 Holiday Inn Resort properties (5,902 rooms) and 16 Holiday Inn Club Vacations properties (5,231 rooms)).

	Hotels		Rooms
Americas pipeline at 31 December	2016	Change over 2015	2016	Change over 2015

Analysed by brand
InterContinental	7	3	2,532	987
Kimpton	17	(1)	2,949	(417)
Crowne Plaza	17	2	3,286	796
Hotel Indigo	32	2	3,965	(59)
EVEN Hotels	6	(2)	780	(482)
Holiday Inn1	128	3	17,304	(899)
Holiday Inn Express	488	39	46,796	2,851
Staybridge Suites	131	26	13,896	2,666
Candlewood Suites	108	10	9,604	884
Other	11	(2)	1,339	(260)
	____	____	______	_____
Total	945	80	102,451	6,067
	____	____	______	_____
Analysed by ownership type
Franchised	897	88	93,295	7,432
Managed	48	(7)	9,156	(1,163)
Owned and leased	-	(1)	-	(202)
	____	____	______	_____
Total	945	80	102,451	6,067
	____	____	______	_____

1 Includes three Holiday Inn Resort properties (455 rooms) (2015: seven Holiday Inn Resort properties (1,657 rooms)).

EUROPE
	12 months ended 31 December
	2016	2015	%
Europe results	$m	$m	change

Revenue
Franchised	102	104	(1.9)
Managed	125	131	(4.6)
Owned and leased	-	30	(100.0)
	____	____	____
Total	227	265	(14.3)
	____	____	____
Operating profit before exceptional items
Franchised	78	77	1.3
Managed	22	28	(21.4)
Owned and leased	-	1	(100.0)
	____	____	____
	100	106	(5.7)
Regional overheads	(25)	(28)	10.7
	____	____	____
	75	78	(3.8)
Exceptional items	-	175	(100.0)
	____	____	____
Operating profit	75	253	(70.4)
	____	____	____
Europe comparable RevPAR movement on previous year		12 months ended 31 December 2016

Franchised
All brands	2.0%

Managed
All brands	(0.3)%

Europe results

Franchised revenue decreased by $2m (1.9%) to $102m, whilst operating profit increased by $1m (1.3%) to $78m. On a constant currency basis, revenue and operating profit increased by $6m (5.8%) and $6m (7.8%) respectively.

Managed revenue decreased by $6m (4.6%) and operating profit decreased by $6m (21.4%). Revenue and operating profit included $77m (2015: $75m) and $2m (2015: $1m) respectively from managed leases. Excluding properties operated under this arrangement, and on a constant currency basis, revenue decreased by $5m (8.9%) and operating profit decreased by $6m (22.2%). Performance was impacted by difficult trading conditions for our hotels in Paris, and a revenue reduction in relation to three managed hotels; two of which have exited the system and one of which is undergoing a major refurbishment.

The last remaining hotel in the owned and leased estate, InterContinental Paris - Le Grand, was sold in 2015. Following this, revenue and operating profit in the estate decreased to nil.

	Hotels		Rooms
Europe hotel and room count at 31 December	2016	Change over 2015	2016	Change over 2015

Analysed by brand
InterContinental	31	(1)	9,724	(162)
Crowne Plaza	92	4	20,887	618
Hotel Indigo	21	2	1,910	120
Holiday Inn1	291	6	47,829	1,679
Holiday Inn Express	234	6	28,578	1,053
Staybridge Suites	7	1	1,000	123
Other	1	(1)	141	(73)
	____	____	______	_____
Total	677	17	110,069	3,358
	____	____	______	_____
Analysed by ownership type
Franchised	629	14	97,030	2,620
Managed	48	3	13,039	738
	____	____	______	_____
Total	677	17	110,069	3,358
	____	____	______	_____

1 Includes one Holiday Inn Resort property (88 rooms) (2015: two Holiday Inn Resort properties (212 rooms)).

	Hotels		Rooms
Europe pipeline at 31 December	2016	Change over 2015	2016	Change over 2015

Analysed by brand
InterContinental	6	1	813	(69)
Kimpton	1	1	149	149
Crowne Plaza	14	3	3,185	512
Hotel Indigo	18	7	2,264	861
Holiday Inn	35	(2)	7,511	(323)
Holiday Inn Express	58	13	9,395	2,197
Staybridge Suites	5	1	637	126
Other	-	-	-	(31)
	____	____	______	_____
Total	137	24	23,954	3,422
	____	____	______	_____
Analysed by ownership type
Franchised	111	23	17,908	3,781
Managed	26	1	6,046	(359)
	____	____	______	_____
Total	137	24	23,954	3,422
	____	____	______	_____

ASIA, MIDDLE EAST AND AFRICA (AMEA)
	12 months ended 31 December
	2016	2015	%
AMEA results	$m	$m	change

Revenue
Franchised	16	16	-
Managed	184	189	(2.6)
Owned and leased	37	36	2.8
	____	____	____
Total	237	241	(1.7)
	____	____	____
Operating profit before exceptional items
Franchised	12	12	-
Managed	89	90	(1.1)
Owned and leased	2	3	(33.3)
	____	____	____
	103	105	(1.9)
Regional overheads	(21)	(19)	(10.5)
	____	____	____
	82	86	(4.7)
Exceptional items	-	(2)	100.0
	____	____	____
Operating profit	82	84	(2.4)
	____	____	____
AMEA comparable RevPAR movement on previous year		12 months ended 31 December 2016

Franchised
All brands		(0.1)%
Managed
All brands		(0.2)%

AMEA results

On an actual and constant currency basis, franchised revenue and operating profit remained flat at $16m and $12m respectively.

Managed revenue and operating profit decreased by $5m (2.6%) to $184m and $1m (1.1%) to $89m respectively. Revenue and operating profit included $51m (2015: $46m) and $5m (2015: $5m) respectively from one managed-lease property. Excluding results from this hotel and on a constant currency basis, revenue decreased by $9m (6.3%) to $134m, whilst operating profit remained flat at $85m. Good underlying growth in our managed business was offset by a $7m revenue reduction in relation to four hotels; three long standing contracts being renewed onto standard market terms and one equity stake disposal.

In the owned and leased estate, on an actual and constant currency basis, revenue increased by $1m (2.8%) to $37m and operating profit decreased by $1m (33.3%) to $2m.

	Hotels		Rooms
AMEA hotel and room count at 31 December	2016	Change over 2015	2016	Change over 2015

Analysed by brand
InterContinental	69	1	21,203	(35)
Crowne Plaza	73	2	20,749	738
Hotel Indigo	2	1	323	131
Holiday Inn1	93	2	21,312	328
Holiday Inn Express	34	7	7,583	1,697
Staybridge Suites	3	-	425	-
Other	6	-	4,456	619
	____	____	______	_____
Total	280	13	76,051	3,478
	____	____	______	_____
Analysed by ownership type
Franchised	55	3	12,570	646
Managed	223	10	62,894	2,832
Owned and leased	2	-	587	-
	____	____	______	_____
Total	280	13	76,051	3,478
	____	____	______	_____

1 Includes 14 Holiday Inn Resort properties (2,953 rooms) (2015: 15 Holiday Inn Resort properties (3,169 rooms)).

	Hotels		Rooms
AMEA pipeline at 31 December	2016	Change over 2015	2016	Change over 2015

Analysed by brand
InterContinental	27	5	6,681	1,332
Crowne Plaza	21	2	5,554	253
Hotel Indigo	14	1	2,582	301
Holiday Inn1	48	3	13,022	1,493
Holiday Inn Express	35	(8)	7,486	(1,858)
Staybridge Suites	4	(1)	788	(112)
Other	-	-	3,530	18
	____	____	______	_____
Total	149	2	39,643	1,427
	____	____	______	_____
Analysed by ownership type
Franchised	11	3	2,406	227
Managed	138	(1)	37,237	1,200
	____	____	______	_____
Total	149	2	39,643	1,427
	____	____	______	_____

1 Includes five Holiday Inn Resort properties (1,256 rooms) (2015: four Holiday Inn Resort properties (1,071 rooms)).

GREATER CHINA
	12 months ended 31 December
	2016	2015	%
Greater China results	$m	$m	Change

Revenue
Franchised	3	4	(25.0)
Managed	114	105	8.6
Owned and leased	-	98	(100.0)
	____	____	____
Total	117	207	(43.5)
	____	____	____
Operating profit before exceptional items
Franchised	3	5	(40.0)
Managed	64	59	8.5
Owned and leased	-	29	(100.0)
	____	____	____
	67	93	(28.0)
Regional overheads	(22)	(23)	4.3
	____	____	____
	45	70	(35.7)
Exceptional items	-	698	(100.0)
	____	____	____
Operating profit	45	768	(94.1)
	____	____	____

Greater China comparable RevPAR movement on previous year	12 months ended 31 December 2016

Managed
All brands	3.0%

Greater China results

On an actual and constant currency basis, franchised revenue and operating profit decreased by $1m (25.0%) and by $2m (40.0%) respectively.

Managed revenue and operating profit increased by $9m (8.6%) to $114m and by $5m (8.5%) to $64m respectively. Comparable RevPAR increased by 3.0%, whilst the Greater China System size grew by 9.0%, driving a 7.0% increase in total gross revenue derived from rooms business. Total gross revenue derived from non-rooms business increased by 6.8%, primarily due to increased food and beverage revenue. On a constant currency basis, revenue and operating profit increased by $15m (14.3%) to $120m and by $8m (13.6%) to $67m respectively, with ongoing investment in growth initiatives more than offset by scale efficiencies and strategic cost management.

The last remaining hotel in the owned and leased estate, InterContinental Hong Kong, was sold in 2015. Following this, revenue and operating profit in the estate decreased to nil.

	Hotels		Rooms
Greater China hotel and room count at 31 December	2016	Change over 2015	2016	Change over 2015

Analysed by brand
InterContinental	39	5	16,315	2,508
HUALUXE	4	1	1,096	298
Crowne Plaza	79	4	28,051	1,363
Hotel Indigo	6	1	740	129
Holiday Inn1	83	5	25,871	900
Holiday Inn Express	75	11	18,477	2,454
Other	6	-	2,472	(139)
	____	____	______	_____
Total	292	27	93,022	7,513
	____	____	______	_____
Analysed by ownership type
Franchised	4	-	2,184	-
Managed	288	27	90,838	7,513
	____	____	______	_____
Total	292	27	93,022	7,513
	____	____	______	_____

1 Includes six Holiday Inn Resort properties (1,820 rooms) (2015: seven Holiday Inn Resort properties (2,235 rooms)).

	Hotels		Rooms
Greater China pipeline at 31 December	2016	Change over 2015	2016	Change over 2015

Analysed by brand
InterContinental	22	1	7,454	(446)
HUALUXE	22	1	6,956	324
Crowne Plaza	38	(1)	12,511	(206)
Hotel Indigo	11	2	1,782	282
Holiday Inn1	50	1	14,841	203
Holiday Inn Express	95	30	20,205	5,087
Other	1	-	279	-
	____	____	______	_____
Total	239	34	64,028	5,244
	____	____	______	_____
Analysed by ownership type
Franchised	20	20	4,085	4,085
Managed	219	14	59,943	1,159
	____	____	______	_____
Total	239	34	64,028	5,244
	____	____	______	_____

1 Includes six Holiday Inn Resort properties (1,820 rooms) (2015: three Holiday Inn Resort properties (820 rooms)).

CENTRAL
	12 months ended 31 December
	2016	2015	%
Central results	$m	$m	change

Revenue	141	135	4.4
Gross costs	(269)	(286)	5.9
	____	____	____
Operating loss before exceptional items	(128)	(151)	15.2
Exceptional items	-	(11)	100.0
	____	____	____
Operating loss	(128)	(162)	21.0
	____	____	____

Central results
The net operating loss decreased by $34m (21.0%) compared to 2015. Central revenue, which mainly comprises technology fee income, increased by $6m (4.4%) to $141m (an increase of $9m (6.7%) at constant currency), driven by increases in both comparable RevPAR (1.8%) and IHG System size (3.1%). At constant currency, gross costs decreased by $3m (1.0%) compared to 2015 (a $17m or 5.9% decrease at actual currency) driven by a continued focus on strategic cost management. Net operating loss before exceptional items decreased by $23m (15.2%) to $128m (a $12m or 7.9% decrease to $139m at constant currency).

SYSTEM FUND
	12 months ended 31 December
	2016	2015	%
System Fund assessments	$m	$m	change

Assessment fees and contributions received from hotels	1,439	1,351	6.5
Proceeds from sale of IHG Rewards Club points	283	222	27.5
	____	____	____
Total	1,722	1,573	9.5
	____	____	____

System Fund assessments
In addition to franchise or management fees, hotels within the IHG System pay assessments and contributions (other than for Kimpton and InterContinental) which are collected by IHG for specific use within the System Fund. The System Fund also receives proceeds from the sale of IHG Rewards Club points. The System Fund is managed for the benefit of hotels in the IHG System with the objective of driving revenues for the hotels.

The System Fund is used to pay for marketing, the IHG Rewards Club loyalty programme and the guest reservation system. The operation of the System Fund does not result in a profit or loss for the Group and consequently the revenues and expenses of the System Fund are not included in the Group Income Statement.

In the year to 31 December 2016, System Fund income increased by 9.5% to $1,722m primarily as a result of a 6.5% increase in assessment fees and contributions from hotels resulting from increased hotel room revenues, reflecting increases in RevPAR and IHG System size. Continued strong performance in co-branded credit card schemes drove the 27.5% increase in proceeds from the sale of IHG Rewards Club points.

OTHER FINANCIAL INFORMATION

Exceptional items
Exceptional items totalled a loss of $29m which included $13m relating to the cost of integrating Kimpton into the operations of the Group and a $16m impairment charge relating to the Barclay associate which owns InterContinental New York Barclay, a hotel managed by the Group. The impairment charge reflects the currently depressed trading outlook for the New York market and the high cost of renovation of the hotel.

Exceptional items are treated as exceptional by reason of their size or nature and are excluded from the calculation of adjusted earnings per ordinary share in order to provide a more meaningful comparison of performance.

Net financial expenses
Net financial expenses were flat at $87m, reflecting the issue of £350m 2.125% public bonds in August 2016, and a full year of interest on the £300m 3.75% bonds issued in August 2015, offset by the impact of a weaker pound on translation of sterling interest expense.

Financing costs included $3m (2015: $2m) of interest costs associated with IHG Rewards Club where interest is charged on the accumulated balance of cash received in advance of the redemption of points awarded. Financing costs in 2016 also included $20m (2015: $20m) in respect of the InterContinental Boston finance lease.

Taxation
The effective rate of tax on operating profit excluding the impact of exceptional items was 30% (2015: 30%). Excluding the impact of prior-year items, the equivalent tax rate would be 31% (2015: 36%). This rate is higher than the average UK statutory rate of 20% (2015: 20.25%), due mainly to certain overseas profits (particularly in the US) being subject to statutory tax rates higher than the UK statutory rate, unrelieved foreign taxes and disallowable expenses.

Taxation within exceptional items totalled a credit of $12m (2015: charge of $8m). In 2016, the credit included a $6m deferred tax credit in respect of the impairment charge relating to the Barclay associate and a $5m deferred tax credit representing future tax relief on $13m of Kimpton integration costs. In 2015, the charge comprised $56m relating to the disposal of InterContinental Hong Kong and InterContinental Paris - Le Grand, a credit of $21m in respect of the 2014 disposal of an 80% interest in InterContinental New York Barclay reflecting the judgement that state tax law changes would now apply to the deferred gain and credits of $27m for current and deferred tax relief on other operating exceptional items of current and prior years.

Net tax paid in 2016 totalled $130m (2015: $110m, including $1m in respect of disposals). Tax paid represents an effective rate of 22% (2015: 8%) on total profits and is lower than the effective income statement tax rate of 30% (2015: 30%), primarily due to the timing of US tax payments and the impact of deferred taxes.

Dividends
The Board has proposed a final dividend per ordinary share of 64.0¢. With the interim dividend per ordinary share of 30.0¢, the full-year dividend per ordinary share for 2016 will total 94.0¢, an increase of 11% over 2015.

In February 2017, the Board proposed a $400m return of funds to shareholders by way of a special dividend and share consolidation.

IHG pays its dividends in pounds sterling and US dollars. The sterling amount of the final and special dividend will be announced on 11 May 2017 using the average of the daily exchange rates from 8 May 2017 to 10 May 2017 inclusive.

Earnings per ordinary share
Basic earnings per ordinary share decreased by 62.4% to 195.3¢ from 520.0¢ in 2015. Adjusted earnings per ordinary share increased by 16.2% to 203.3¢ from 174.9¢ in 2015.

Share price and market capitalisation
The IHG share price closed at £36.38 on 31 December 2016, up from £26.58 on 31 December 2015. The market capitalisation of the Group at the year end was £7.2bn.

Capital structure and liquidity management
In August 2016, the Group issued a £350m, 10-year bond at a 2.125% coupon rate, the lowest funding rate the Group has achieved in the sterling bond market. The bonds are repayable in 2026, extending the maturity profile of the Group's debt.

This is in addition to £400m of public bonds which are repayable on 28 November 2022 and £300m of public bonds which are repayable on 14 August 2025. On 9 December 2016, the Group repaid £250m of maturing public bonds which were issued in 2009.

The Group is further financed by a $1.275bn revolving syndicated bank facility (the Syndicated Facility) and a $75m revolving bilateral facility (the Bilateral facility) which mature in March 2021, with a one-year extension option exercisable in 2017. $110m was drawn under the Syndicated Facility at the year end.

The Syndicated and Bilateral facilities contain the same terms and two financial covenants; interest cover; and net debt divided by earnings before interest, tax, depreciation and amortisation (EBITDA). The Group is in compliance with all of the financial covenants in its loan documents, none of which is expected to present a material restriction on funding in the near future.

Additional funding is provided by the 99-year finance lease (of which 89 years remain) on InterContinental Boston and other uncommitted bank facilities. In the Group's opinion, the available facilities are sufficient for the Group's present liquidity requirements.

Net debt of $1,506m (2015: $529m) is analysed by currency as follows:
	2016	2015
	$m	$m

Borrowings
Sterling	1,289	1,405
US dollar	418	253
Euros	2	4
Other	3	4
Cash and cash equivalents
Sterling	(27)	(619)
US dollar	(127)	(460)
Euros	(12)	(15)
Canadian dollar	(8)	(8)
Chinese renminbi	(7)	(4)
Other	(25)	(31)
	____	____
Net debt	1,506	529
	____	____

Average debt levels	1,235	1,420
	____	____

INTERCONTINENTAL HOTELS GROUP PLC
GROUP INCOME STATEMENT
For the year ended 31 December 2016

	Year ended 31 December 2016			Year ended 31 December 2015
	Before exceptional items	Exceptional items (note 4)	Total	Before exceptional items	Exceptional items (note 4)	Total
	$m	$m	$m	$m	$m	$m

Revenue (note 3)	1,715	-	1,715	1,803	-	1,803
Cost of sales	(580)	-	(580)	(640)	-	(640)
Administrative expenses	(339)	(13)	(352)	(395)	(25)	(420)
Share of losses of associates and joint ventures	(2)	-	(2)	(3)	-	(3)
Other operating income and expenses	9	-	9	11	880	891
	_____	_____	_____	_____	_____	_____
	803	(13)	790	776	855	1,631

Depreciation and amortisation	(96)	-	(96)	(96)	-	(96)
Impairment charges	-	(16)	(16)	-	(36)	(36)
	_____	_____	_____	_____	_____	_____

Operating profit (note 3)	707	(29)	678	680	819	1,499
Financial income	6	-	6	5	-	5
Financial expenses	(93)	-	(93)	(92)	-	(92)
	_____	_____	_____	_____	_____	_____

Profit before tax	620	(29)	591	593	819	1,412

Tax (note 5)	(186)	12	(174)	(180)	(8)	(188)
	_____	_____	_____	_____	_____	_____
Profit for the year from continuing operations	434	(17)	417	413	811	1,224
	____	_____	_____	____	_____	_____

Attributable to:
Equity holders of the parent	431	(17)	414	411	811	1,222
Non-controlling interest	3	-	3	2	-	2
	____	_____	____	____	_____	____
	434	(17)	417	413	811	1,224
	____	_____	_____	____	_____	_____

Earnings per ordinary share (note 6)
Continuing and total operations:
Basic			195.3¢			520.0¢
Diluted			193.5¢			513.4¢
Adjusted	203.3¢			174.9¢
Adjusted diluted	201.4¢			172.7¢
	_____		_____	_____		_____

INTERCONTINENTAL HOTELS GROUP PLC
GROUP STATEMENT OF COMPREHENSIVE INCOME
For the year ended 31 December 2016

	2016 Year ended 31 December $m	2015 Year ended 31 December $m

Profit for the year	417	1,224

Other comprehensive income

Items that may be subsequently reclassified to profit or loss:
Gains on valuation of available-for-sale financial assets, net of related tax charge of $nil (2015 $nil)	5	2
Exchange gains/(losses) on retranslation of foreign operations, net of related tax charge of $3m (2015 $1m)	182	(2)
Fair value gain reclassified to profit on disposal of available-for-sale financial asset	(7)	-
Exchange losses reclassified to profit on hotel disposal	-	2
	_____	_____
	180	2
Items that will not be reclassified to profit or loss:
Re-measurement (losses)/gains on defined benefit plans, net of related tax credit of $4m (2015 charge of $4m)	-	9
Tax related to pension contributions	-	7
	_____	_____
	-	16

	_____	_____
Total other comprehensive income for the year	180	18
	_____	_____
Total comprehensive income for the year	597	1,242
	_____	_____

Attributable to:
Equity holders of the parent	594	1,240
Non-controlling interest	3	2
	_____	_____
	597	1,242
	_____	_____

INTERCONTINENTAL HOTELS GROUP PLC
GROUP STATEMENT OF CHANGES IN EQUITY
For the year ended 31 December 2016

	Year ended 31 December 2016
	Equity share capital	Other reserves*	Retained earnings	Non-controlling interest	Total equity
	$m	$m	$m	$m	$m

At beginning of the year	169	(2,513)	2,653	10	319

Total comprehensive income for the year	-	180	414	3	597
Transfer of treasury shares to employee share trusts	-	(24)	24	-	-
Purchase of own shares by employee share trusts	-	(10)	-	-	(10)
Release of own shares by employee share trusts	-	39	(39)	-	-
Equity-settled share-based cost	-	-	23	-	23
Tax related to share schemes	-	-	11	-	11
Equity dividends paid	-	-	(1,693)	(5)	(1,698)
Transaction costs relating to shareholder returns	-	-	(1)	-	(1)
Exchange adjustments	(28)	28	-	-	-
	_____	_____	_____	_____	_____
At end of the year	141	(2,300)	1,392	8	(759)
	_____	_____	_____	_____	_____

	Year ended 31 December 2015
	Equity share capital	Other reserves*	Retained earnings	Non-controlling interest	Total equity
	$m	$m	$m	$m	$m

At beginning of the year	178	(2,539)	1,636	8	(717)

Total comprehensive income for the year	-	2	1,238	2	1,242
Purchase of own shares by employee share trusts	-	(47)	-	-	(47)
Release of own shares by employee share trusts	-	62	(62)	-	-
Equity-settled share-based cost	-	-	24	-	24
Tax related to share schemes	-	-	5	-	5
Equity dividends paid	-	-	(188)	-	(188)
Exchange adjustments	(9)	9	-	-	-
	_____	_____	____	____	____
At end of the year	169	(2,513)	2,653	10	319
	_____	_____	_____	_____	_____

*	Other reserves comprise the capital redemption reserve, shares held by employee share trusts, other reserves, unrealised gains and losses reserve and currency translation reserve.

All items above are shown net of tax.

INTERCONTINENTAL HOTELS GROUP PLC
GROUP STATEMENT OF FINANCIAL POSITION
31 December 2016
	2016 31 December	2015 31 December
	$m	$m
ASSETS
Property, plant and equipment	419	428
Goodwill and other intangible assets	1,292	1,226
Investment in associates and joint ventures	111	136
Trade and other receivables	8	3
Other financial assets	248	284
Non-current tax receivable	23	37
Deferred tax assets	48	49
	_____	_____
Total non-current assets	2,149	2,163
	_____	_____
Inventories	3	3
Trade and other receivables	472	462
Current tax receivable	77	4
Other financial assets	20	-
Cash and cash equivalents	206	1,137
	_____	_____
Total current assets	778	1,606
	_____	_____
Total assets (note 3)	2,927	3,769
	_____	_____
LIABILITIES
Loans and other borrowings	(106)	(427)
Derivative financial instruments	(3)	(3)
Loyalty programme liability	(291)	(223)
Trade and other payables	(681)	(616)
Provisions	(3)	(15)
Current tax payable	(50)	(85)
	_____	_____
Total current liabilities	(1,134)	(1,369)
	_____	_____
Loans and other borrowings	(1,606)	(1,239)
Retirement benefit obligations	(96)	(129)
Loyalty programme liability	(394)	(426)
Trade and other payables	(200)	(152)
Provisions	(5)	-
Deferred tax liabilities	(251)	(135)
	_____	_____
Total non-current liabilities	(2,552)	(2,081)
	_____	_____
Total liabilities	(3,686)	(3,450)
	_____	_____
Net (liabilities)/assets	(759)	319
	_____	_____
EQUITY
Equity share capital	141	169
Capital redemption reserve	9	11
Shares held by employee share trusts	(11)	(18)
Other reserves	(2,860)	(2,888)
Unrealised gains and losses reserve	111	113
Currency translation reserve	451	269
Retained earnings	1,392	2,653
	_____	_____
IHG shareholders' equity	(767)	309
Non-controlling interest	8	10
	_____	_____
Total equity	(759)	319
	_____	_____

INTERCONTINENTAL HOTELS GROUP PLC
GROUP STATEMENT OF CASH FLOWS
For the year ended 31 December 2016

	2016 Year ended 31 December	2015 Year ended 31 December
	$m	$m

Profit for the year	417	1,224
Adjustments reconciling profit for the year to cash flow from operations (note 8)	536	(414)
	_____	_____
Cash flow from operations	953	810
Interest paid	(75)	(75)
Interest received	4	2
Tax paid on operating activities	(130)	(109)
	_____	_____
Net cash from operating activities	752	628
	_____	_____
Cash flow from investing activities
Purchase of property, plant and equipment	(32)	(42)
Purchase of intangible assets	(175)	(157)
Investment in associates and joint ventures	(14)	(30)
Loan advances to associates and joint ventures	(2)	(25)
Investment in other financial assets	(13)	(28)
Acquisition of business, net of cash acquired	-	(438)
Capitalised interest paid	(5)	(4)
Disposal of hotel assets, net of costs and cash disposed	(5)	1,277
Repayments related to intangible assets	3	-
Loan repayments by associates and joint ventures	-	22
Proceeds from associates and joint ventures	2	9
Repayments of other financial assets	25	6
Tax paid on disposals	-	(1)
	_____	_____
Net cash from investing activities	(216)	589
	_____	_____
Cash flow from financing activities
Purchase of own shares by employee share trusts	(10)	(47)
Dividends paid to shareholders	(1,693)	(188)
Dividend paid to non-controlling interest	(5)	-
Transaction costs relating to shareholder returns	(1)	-
Issue of long-term bonds	459	458
Other new borrowings	-	400
Long-term bonds repaid	(315)	-
New borrowings repaid	-	(400)
Increase/(decrease) in other borrowings	109	(355)
Proceeds from foreign exchange swaps	-	22
	_____	_____
Net cash from financing activities	(1,456)	(110)
	_____	_____
Net movement in cash and cash equivalents, net of overdrafts, in the year	(920)	1,107
Cash and cash equivalents, net of overdrafts, at beginning of the year	1,098	55
Exchange rate effects	(61)	(64)
	_____	_____
Cash and cash equivalents, net of overdrafts, at end of the year	117	1,098
	_____	_____

INTERCONTINENTAL HOTELS GROUP PLC
NOTES TO THE PRELIMINARY FINANCIAL STATEMENTS

1.	Basis of preparation

The audited consolidated financial statements of InterContinental Hotels Group PLC (the Group or IHG) for the year ended 31 December 2016 have been prepared in accordance with International Financial Reporting Standards (IFRSs) as adopted by the European Union and as applied in accordance with the provisions of the Companies Act 2006.   Other than the change set out below, they have been prepared on a consistent basis using the accounting policies set out in the InterContinental Hotels Group PLC Annual Report and Financial Statements for the year ended 31 December 2015.

With effect from 1 January 2016, the Group has adopted Amendments to IAS 1 'Disclosure Initiative' which has resulted in the presentation of the loyalty programme liability separately on the Group statement of financial position.

2.	Exchange rates

The results of operations have been translated into US dollars at the average rates of exchange for the year. In the case of sterling, the translation rate is $1= £0.74 (2015 $1=£0.65). In the case of the euro, the translation rate is $1 = €0.90 (2015 $1 = €0.90).

Assets and liabilities have been translated into US dollars at the rates of exchange on the last day of the year. In the case of sterling, the translation rate is $1=£0.81 (2015 $1 = £0.68). In the case of the euro, the translation rate is $1 = €0.95 (2015 $1 = €0.92).

3.	Segmental information

	Revenue
		2016	2015
		$m	$m

	Americas	993	955
	Europe	227	265
	AMEA	237	241
	Greater China	117	207
	Central	141	135
		_____	_____
	Total revenue	1,715	1,803
		_____	_____

	All results relate to continuing operations.

Profit	2016 $m	2015 $m

Americas	633	597
Europe	75	78
AMEA	82	86
Greater China	45	70
Central	(128)	(151)
	_____	_____
Reportable segments' operating profit	707	680
Exceptional items (note 4)	(29)	819
	_____	_____
Operating profit	678	1,499

Net finance costs	(87)	(87)
	_____	_____
Profit before tax	591	1,412
	_____	_____

All results relate to continuing operations.

Assets	2016 $m	2015 $m

Americas	1,417	1,355
Europe	321	383
AMEA	249	260
Greater China	147	148
Central	439	396
	_____	_____
Segment assets	2,573	2,542

Unallocated assets:
Non-current tax receivable	23	37
Deferred tax assets	48	49
Current tax receivable	77	4
Cash and cash equivalents	206	1,137
	_____	_____
Total assets	2,927	3,769
	_____	_____

4.	Exceptional items
		2016 $m	2015 $m
	Exceptional items before tax
	Administrative expenses:
	Kimpton integration costs (a)	(13)	(10)
	Venezuelan currency losses (b)	-	(4)
	Reorganisation costs (c)	-	(6)
	Corporate development costs (d)	-	(5)
		_______	_______
		(13)	(25)
	Other operating income and expenses:
	Gain on disposal of hotels (e)	-	871
	Gain on disposal of investment in associate (f)	-	9
		_____	_____
		-	880
	Impairment charges:
	Associates (g)	(16)	(9)
	Property, plant and equipment (h)	-	(27)
		_____	____
		(16)	(36)
		_____	____
		(29)	819
		_____	_____
	Tax
	Tax on exceptional items (i)	12	(8)
		_____	_____

All items above relate to continuing operations. These items are treated as exceptional by reason of their size or nature.
a)
Relates to the cost of integrating Kimpton Hotel and Restaurant Group, LLC ('Kimpton') into the operations of the Group.  Kimpton was acquired on 16 January 2015.   The integration programme remains in progress and will be substantially completed in 2017.

b)	Arose from changes to the Venezuelan exchange rate mechanisms.
c)	Related to the implementation of more efficient processes and procedures in the Group's Global Technology infrastructure to help mitigate future cost increases.
d)	Primarily legal costs related to development opportunities.
e)	Arose from the sale of InterContinental Paris - Le Grand on 20 May 2015 and InterContinental Hong Kong on 30 September 2015.
f)	Related to the disposal of an associate investment in the AMEA region.
g)	In 2016, relates to an associate investment in The Americas region and, in 2015, related to an associate investment in the AMEA region, following re-assessments of their recoverable amounts.
h)	Related to two hotels in North America following a re-assessment of their recoverable amounts.
i)
In 2016, comprises a $6m deferred tax credit in respect of the associate investment impairment, a $5m deferred tax credit representing future tax relief on Kimpton integration costs and $1m credit in respect of other items.  In 2015, comprised a charge of $56m relating to disposal of hotels, a credit of $21m in respect of the 2014 disposal of an 80.1% interest in InterContinental New York Barclay reflecting the judgment that state tax law changes would now apply to the deferred gain, and credits of $27m for current and deferred tax relief on other operating exceptional items of current and prior periods.

5.	Tax
The tax charge on profit from continuing operations, excluding the impact of exceptional items (note 4), has been calculated using a tax rate of 30% (2015 30%) analysed as follows:

Year ended 31 December	2016	2016	2016	2015	2015	2015
	Profit $m	Tax $m	Tax rate	Profit $m	Tax $m	Tax rate

Before exceptional items	620	(186)	30%	593	(180)	30%
Exceptional items	(29)	12		819	(8)
	____	____		____	____
	591	(174)		1,412	(188)
	_____	_____		_____	_____
Analysed as:
UK tax		20			(2)
Foreign tax		(194)			(186)
		____			____
		(174)			(188)
		_____			_____

6.	Earnings per ordinary share

Basic earnings per ordinary share is calculated by dividing the profit for the year available for IHG equity holders by the weighted average number of ordinary shares, excluding investment in own shares, in issue during the year.

Diluted earnings per ordinary share is calculated by adjusting basic earnings per ordinary share to reflect the notional exercise of the weighted average number of dilutive ordinary share awards outstanding during the year.

Adjusted earnings per ordinary share is disclosed in order to show performance undistorted by exceptional items, to give a more meaningful comparison of the Group's performance.

Continuing and total operations	2016	2015

Basic earnings per ordinary share
Profit available for equity holders ($m)	414	1,222
Basic weighted average number of ordinary shares (millions)	212	235
Basic earnings per ordinary share (cents)	195.3	520.0
	_____	_____
Diluted earnings per ordinary share
Profit available for equity holders ($m)	414	1,222
Diluted weighted average number of ordinary shares (millions)	214	238
Diluted earnings per ordinary share (cents)	193.5	513.4
	_____	_____
Adjusted earnings per ordinary share
Profit available for equity holders ($m)	414	1,222
Adjusting items (note 4):
Exceptional items before tax ($m)	29	(819)
Tax on exceptional items ($m)	(12)	8
	____	____
Adjusted earnings ($m)	431	411
Basic weighted average number of ordinary shares (millions)	212	235
Adjusted earnings per ordinary share (cents)	203.3	174.9
	_____	_____
Adjusted diluted earnings per ordinary share
Diluted weighted average number of ordinary shares (millions)	214	238
Adjusted diluted earnings per ordinary share (cents)	201.4	172.7
	_____	_____

The diluted weighted average number of ordinary shares is calculated as:
	2016 millions	2015 millions
Basic weighted average number of ordinary shares	212	235
Dilutive potential ordinary shares	2	3
	____	____
	214	238
	_____	_____

7.	Dividends and shareholder returns
		2016 cents per share	2015 cents per share	2016 $m	2015 $m
	Paid during the year:
	Final (declared for previous year)	57.5	52.0	137	125
	Interim	30.0	27.5	56	63
	Special	632.9	-	1,500	-
		_____	_____	_____	_____
		720.4	79.5	1,693	188
		_____	_____	_____	_____

	Proposed for approval at the Annual GeneralMeeting (not recognised as a liability at31 December):
	Final	64.0	57.5	126	135
		_____	_____	_____	_____

On 23 February 2016, the Group announced a $1.5bn return of funds to shareholders by way of a special dividend and share consolidation.  On 6 May 2016, shareholders approved the share consolidation on the basis of 5 new ordinary shares of 18 318/329p per share for every 6 existing ordinary shares of 15 265/329p, which became effective on 9 May 2016 and resulted in the reduction of 42m shares in issue.  The special dividend was paid to shareholders on 23 May 2016.  The dividend and share consolidation had the same economic effect as a share repurchase at fair value, therefore previously reported earnings per share has not been restated.

In February 2017, the Board proposed a $400m return of funds to shareholders by way of a special dividend with a share consolidation.

The total number of shares held as treasury shares at 31 December 2016 was 8.9m.

8.	Reconciliation of profit for the year to cash flow from operations
		2016	2015
		$m	$m

	Profit for the year	417	1,224
	Adjustments for:
	Net financial expenses	87	87
	Income tax charge	174	188
	Depreciation and amortisation	96	96
	Impairment	16	36
	Other exceptional items	13	(855)
	Equity-settled share-based cost	17	19
	Dividends from associates and joint ventures	5	5
	Net change in loyalty programme liability and System Fund surplus	65	42
	System Fund depreciation and amortisation	31	21
	Other changes in net working capital	78	(10)
	Utilisation of provisions, net of insurance recovery	(4)	-
	Retirement benefit contributions, net of costs	(32)	(4)
	Cash flows relating to exceptional items	(19)	(45)
	Other items	9	6
		_____	______
	Total adjustments	536	(414)
		_____	_____
	Cash flow from operations	953	810
		_____	_____

9.	Net debt
		2016	2015
		$m	$m

	Cash and cash equivalents	206	1,137
	Loans and other borrowings - current	(106)	(427)
	Loans and other borrowings - non-current	(1,606)	(1,239)
		_____	_____
	Net debt	(1,506)	(529)
		_____	_____
	Finance lease obligation included above	(227)	(224)
		_____	_____

10.	Movement in net debt
		2016	2015
		$m	$m

	Net (decrease)/increase in cash and cash equivalents, net of overdrafts	(920)	1,107
	Add back cash flows in respect of other components of net debt:
	Issue of long-term bonds	(459)	(458)
	Other new borrowings	-	(400)
	Long-term bonds repaid	315	-
	New borrowings repaid	-	400
	(Increase)/decrease in other borrowings	(109)	355
		_____	_____
	(Increase)/decrease in net debt arising from cash flows	(1,173)	1,004

	Non-cash movements:
	Finance lease obligations	(4)	(6)
	Increase in accrued interest	(6)	(7)
	Exchange and other adjustments	206	13
		_____	_____
	(Increase)/decrease in net debt	(977)	1,004

	Net debt at beginning of the year	(529)	(1,533)
		_____	_____
	Net debt at end of the year	(1,506)	(529)
		_____	_____

11.	Commitments and contingencies

At 31 December 2016, the amount contracted for but not provided for in the financial statements for expenditure on property, plant and equipment and intangible assets was $97m (2015 $76m).  The Group has also committed to invest in a number of its associates, with an estimated outstanding commitment of $36m at 31 December 2016 (2015 $45m) based on current forecasts.

In limited cases, the Group may provide performance guarantees to third-party hotel owners to secure management contracts.  At 31 December 2016, the amount provided in the financial statements was $5m (2015 $1m) and the maximum unprovided exposure under such guarantees was $14m (2015 $13m).

The Group may guarantee loans made to facilitate third-party ownership of hotels in which the Group has an equity interest.  At 31 December 2016, there were guarantees of $33m in place (2015 $30m).   In connection with an associate investment, the Group has provided an indemnity to its joint venture partner for 100% of the obligations related to a $43m supplemental bank loan made to the associate on 31 December 2015.

During the first half of 2016, the Group was notified of a security incident at a number of Kimpton hotels that resulted in unauthorised access to guest payment card data (the "Kimpton Security Incident"). Based on the estimated number of cards affected and opinion of external advisers, an amount of $5m has been provided in the financial statements to cover the estimated cost of reimbursing the impacted payment card networks for counterfeit fraud losses and related expenses.  This estimate involves significant judgement based on currently available information and is subject to change as actual claims are made and new information becomes available.

In December 2016, the Group was notified of a security incident at a number of hotels in The Americas region (the "Americas Security Incident").  The Group issued a Substitute Notice on 3 February 2017 notifying guests that malware was installed on servers that processed payment cards used at restaurants and bars of 12 IHG managed properties. An investigation of other properties in The Americas region is ongoing. It is not practicable to make a reliable estimate of the possible financial effect of any claims concerning the Americas Security Incident at this time.

The Group may be exposed to investigations regarding compliance with applicable State and Federal data security standards, although no claims have been received to date.  In addition, the Group is exposed to legal action from individuals and organisations impacted by the security incidents.  A class action has been filed in the courts in relation to the Kimpton Security Incident, although alleged damages have not been specified. It is not practicable to make a reliable estimate of the possible financial effect of any claims on the Group at this time.

In respect of the $5m provided in the financial statements, it is expected that a proportion will be recoverable under the Group's insurance programmes although this, together with any potential recoveries in respect of the contingent liabilities detailed above, will be subject to specific agreement with the relevant insurance providers.

From time to time, the Group is subject to legal proceedings the ultimate outcome of each being always subject to many uncertainties inherent in litigation.  The Group has also given warranties in respect of the disposal of certain of its former subsidiaries.  It is the view of the Directors that, other than to the extent that liabilities have been provided for in these financial statements, it is not possible to quantify any loss to which these proceedings or claims under these warranties may give rise, however, as at the date of reporting, the Group does not believe that the outcome of these matters will have a material effect on the Group's financial position.

12.	Group financial statements

The preliminary statement of results was approved by the Board on 20 February 2017. The preliminary statement of results does not represent the full Group financial statements of InterContinental Hotels Group PLC and its subsidiaries which will be delivered to the Registrar of Companies in due course. The financial information for the year ended 31 December 2015 has been extracted from the IHG Annual Report and Financial Statements for that year as filed with the Registrar of Companies.

Auditor's review
The auditors, Ernst & Young LLP, have given an unqualified report under Chapter 3 of Part 16 of the Companies Act 2006 in respect of the full Group financial statements.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

InterContinental Hotels Group PLC
(Registrant)

By:	/s/ F.Cuttell
Name:	F. CUTTELL
Title:	ASSISTANT COMPANY SECRETARY

Date:	21 February 2017